SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*

               Electric Fuel Corporation d/b/a Arotech Corporation
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                                (Name of Issuer)

                          Common Stock $0.01 Par Value
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                         (Title of Class of Securities)

                                   284871-10-0
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                                 (CUSIP Number)

                Steven M. Plon, Esquire, Plon & Associates, P.C.
     1835 Market Street, Suite 1215, Philadelphia, PA 19103, (215) 979-7603
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 13, 2003
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                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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                                                                     Page 2 of 5
CUSIP No.  284871-10-0

       1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)...... Leon S. Gross

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)
.................................................................................
                  (b)
.................................................................................

       3.    SEC Use Only
...................................................................

       4.    Source of Funds (See Instructions)
...............................................................

       5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) .........

       6.    Citizenship or Place of Organization .....United States of America

Number of Shares Beneficially Owned by
Each Reporting Person With

       7.    Sole Voting Power....... 3,592,869 [includes 55,000 options to purchase common stock]

       8.    Shared Voting Power ....... 450,665 are held jointly as a
             Co-Trustee of the Rose Gross Charitable Foundation

       9.    Sole Dispositive Power .........3,592,869 [includes 55,000 options to purchase common stock]

       10.   Shared Dispositive Power ........ 450,665 are held jointly as a
             Co-Trustee of the Rose Gross Charitable Foundation

       11.   Aggregate Amount Beneficially Owned by Each Reporting Person.......
4,043,534  [includes 55,000 options to purchase common stock].

       12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ...........

       13.   Percent of Class Represented by Amount in Row (11)......10.1% of
the issued and outstanding stock (1)




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                                                                     Page 3 of 5

                 14. Type of Reporting Person (See Instructions)
................................Individual.......................................

(1) Based upon 40,078,032 shares of common stock outstanding as reported in Electric Fuel Corporation's Current Proxy dated August 6, 2003, and assuming exercise of options to purchase 55,000 Shares held by Mr. Gross.






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                                                                     Page 4 of 5


                        AMENDMENT NO. 16 TO SCHEDULE 13D

         This Amendment No. 16 to the Schedule 13D originally dated February 23, 1996, as amended by the First Amendment to Schedule 13D dated April 30, 1996, the Second Amendment to Schedule 13D dated September 1, 1996, the Third Amendment to Schedule 13D dated October 11, 1996, the Fourth Amendment to
Schedule 13D dated December 27, 1996, the Fifth Amendment to Schedule 13D dated May 12, 1997, the Sixth Amendment to Schedule D dated December 3, 1997, the Seventh Amendment to Schedule 13D dated September 28, 1998, the Eighth Amendment to Schedule 13D dated October 14, 1999, the Ninth Amendment to Schedule 13D dated October 28, 1999, the Tenth Amendment to Schedule 13D dated January 12, 2000, the Eleventh Amendment to Schedule 13D dated June 26, 2000, the Twelfth Amendment to Schedule 13D dated October 20, 2000, the Thirteenth Amendment to
Schedule 13D dated January 16, 2001, the Fourteenth Amendment to Schedule 13D dated April 3, 2001, and the Fifteenth Amendment to Schedule 13D dated January 14, 2002 (the "Existing Schedule 13D"), is being filed by the undersigned in accordance with Rule 13d-2(a) of the general rules and regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and amends the Existing Schedule 13D to the extent set forth below. Terms defined in the Existing Schedule 13D are used herein as so defined.


Item 4. Purpose of Transaction.

Item 4 of the Existing Schedule 13 D is hereby amended by the addition of the following paragraphs:

         Mr. Gross intends in the near future to sell up to 500,000 Shares, which Mr. Gross previously purchased at prices substantially greater than the current selling price of these Shares, because Mr. Gross earlier this year incurred a large capital gain in the sale of securities of an unrelated company and desires to utilize the capital loss from the sale of these Shares.

         Mr. Gross has invested in the Shares primarily because of the possibility that the Issuer will be successful in its business activities. Mr. Gross may make additional dispositions and purchases subject to a number of factors, including market prices of the Shares and his continuing review of the business of and the prospects for the Issuer and general market and business considerations and financial planning considerations.

Item 5. Interest in Securities of the Issuer.

The third paragraph of Items 5(a) and (b) of the Existing Schedule 13D is hereby amended to read as follows:

         Mr. Gross beneficially owns 4,043,534 Shares, or 10.1% of the Common Stock (based upon 40,078,032 shares of common stock outstanding as reported in Electric Fuel Corporation's Proxy dated August 6, 2003 and assuming the exercise of options to purchase 55,000 Shares held by Mr. Gross, for a total of 40,133,032 outstanding shares). Of the 4,043,534 Shares beneficially owned by him, Mr. Gross has the sole power to vote 3,592,869 Shares, assuming the exercise of options to purchase 55,000 Shares. The remaining 450,665 Shares are held jointly by Mr. Gross and Lawrence M. Miller in their capacities as

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                                                                     Page 5 of 5

Co-Trustees of the Rose Gross Charitable Foundation (the "Foundation"), a charitable foundation founded by Mr. Gross by Agreement of Trust dated May 28, 1997. Mr. Gross has sole power to dispose of all Shares beneficially owned by him, except for the 450,665 Shares owned by the Foundation. To the best of Mr. Gross' knowledge, except as expressly set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds of the sale of, the Shares held by him.


Item 6. Contracts, Arrangements, Understanding or Relationship with Respect to
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Securities of the Issuer.
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Item 6 of the Existing Schedule 13D is hereby amended by adding the following paragraph:

         (b) Since the filing of the Existing Schedule 13D, Mr. Gross has removed all of the liens on and pledges of his shares of stock of the issuer.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2003
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Date

Leon S. Gross
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Leon S. Gross